SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Isilon Systems, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.00001 per share

(Title of Class of Securities)

46432L104

(CUSIP Number of Class of Securities Underlying Options)

Keenan M. Conder

Vice President, General Counsel and Corporate Secretary

Isilon Systems, Inc.

3101 Western Ave.

Seattle, WA 98121

(206) 315-7500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Craig Sherman

Drew Markham

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, WA 98104

(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,388,242.13	$77.46

*	Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,332,878 shares of the Issuer’s common stock having an aggregate value of $1,388,242.13 based on the Black-Scholes option pricing model as of April 20, 2009 will be exchanged or cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by Isilon Systems, Inc., a Delaware corporation, to exchange options (the “Exchange Offer”) to purchase up to an aggregate of 2,332,878 shares of its common stock, whether vested or unvested, that (i) were granted prior to April 24, 2009 with an exercise price greater than $5.15; (ii) were granted under either the Isilon Systems, Inc. Amended and Restated 2001 Stock Plan or the Isilon Systems, Inc. 2006 Equity Incentive Plan; and (iii) are held by eligible option holders. These options are referred to herein as the “Eligible Options.” Each new option will be granted pursuant to Isilon’s 2006 Plan. An “eligible employee” refers to all persons who are non-Section 16 reporting employees (including employees on an expatriate assignment) as of April 24, 2009 and who remain employees through the date on which the exchanged options are cancelled.

Attached hereto as Exhibit (a)(1)(A) is the Offer to Exchange Certain Outstanding Options for New Options, dated April 24, 2009 (the “Offer to Exchange”). The information in the Offer to Exchange, including all schedules thereto, is incorporated herein by reference to answer the items required in this Schedule TO. Isilon is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(E).

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet—Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Isilon is the issuer of the securities subject to the Exchange Offer. The address of Isilon’s principal executive office is 3101 Western Ave., Seattle, WA 98121, and the telephone number at that address is (206) 315-7500. The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning Isilon” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the new options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet—Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” and “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet—Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. Isilon’s 2001 Plan and 2006 Plan and related option agreements attached hereto as Exhibits (d)(1), (d)(2), (d)(3), (d)(4) and (d)(5) contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet—Questions and Answers” and “The Offer—Purposes of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purposes of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under the caption “Conditions of the offer,” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial statements” and “The Offer—Additional information” is incorporated herein by reference. Isilon’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” and “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ISILON SYSTEMS, INC.

/s/ Keenan M. Conder
Keenan M. Conder
Vice President, General Counsel and Corporate Secretary

Date: April 24, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated April 24, 2009.

(a)(1)(B)	E-mail to all Eligible Employees Holding Eligible Options from Gwen Weld dated April 24, 2009.

(a)(1)(C)	Summary of Stock Option Exchange Program.

(a)(1)(D)	Form of E-mail Announcement of Offer to Exchange dated April 24, 2009.

(a)(1)(E)	Election Form.

(a)(1)(F)	Screen Shots of Offer Website.

(a)(1)(G)	Confirmation of Receipt of Election Form.

(a)(1)(H)	Form of Reminder E-mail.

(a)(1)(I)	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(J)	Agreement to Terms of Election.

(b)	Not applicable.

(d)(1)	The Isilon Systems, Inc. Amended and Restated 2001 Stock Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant’s registration statement on Form S-1, filed with the SEC on September 1, 2006).

(d)(2)	Form of Stock Option Agreement under the Isilon Systems, Inc. Amended and Restated 2001 Stock Plan (incorporated herein by reference to Exhibit 10.3 to the Registrant’s registration statement on Form S-1, filed with the SEC on September 1, 2006).

(d)(3)	The Isilon Systems, Inc. 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant’s registration statement on Form S-1/A, filed with the SEC on November 24, 2006).

(d)(4)	Form of Stock Option Agreement under the Isilon Systems, Inc. 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Registrant’s registration statement on Form S-1/A, filed with the SEC on November 24, 2006).

(d)(5)	Form of Stock Option Agreement for Non-U.S. Employees under the Isilon Systems, Inc. 2006 Equity Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.